SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2009

Commission File Number: 1-12158

Sinopec Shanghai Petrochemical Company Limited

(Translation of registrant’s name into English)

Jinshanwei, Shanghai

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                          No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-  Not Applicable

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Form 6-K

Page
Signature Page	3
Overseas Regulatory Announcement: Risk Notice on the Progress of the Company’s Share Reform dated 2 February 2009	4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Date: February 2, 2009	By:	/s/ Rong Guangdao
	Name:	Rong Guangdao
	Title:	Chairman

Overseas Regulatory Announcement

Risk Notice on the Progress of the Company’s Share Reform

Sinopec Shanghai Petrochemical Company Limited (the “Company”) and all members of its Board of Directors warrant that the information contained in this Announcement is true, accurate and complete, and that there are no false presentations or misleading statements contained in, or material omissions from, this Announcement.

This Announcement is published simultaneously in Shanghai and Hong Kong. This announcement is published domestically pursuant to the Rules Governing Listing of Stocks on Shanghai Stock Exchange, and is made pursuant to the disclosure obligations under Rule 13.09 (2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Important Notice:

•	The Company will not be able to disclose its share reform (“Share Reform”) plan within one month. Investors should be aware of the investment risks.

•

At present, the number of shares held by the holders of non-circulating shares of the Company who have proposed the Share Reform fails to reach two-thirds of the total number of shares as required by the Measures on Administration of Share Reform of Listed Companies.

1.	Current Status on Share Reform Proposal by the Holders of Non-Circulating Shares of the Company

At present, the number of shares held by the holders of non-circulating shares of the Company who have proposed the Share Reform fails to reach two-thirds of the total number of shares as required by the Measures on Administration of Share Reform of Listed Companies.

2.	Status on the Sponsor Institution for the Company’s Share Reform

The Company has thus far not entered into any share reform sponsor contract with any sponsor institution.

3.	Confidentiality and Liabilities of the Directors

All directors of the Company have confirmed and expressly informed the concerned parties that they shall observe their confidentiality obligations pursuant to Article 7 of the Measures on Administration of Share Reform of Listed Companies and other regulations.

All directors of the Company warrant that they shall timely disclose relevant matters regarding the Share Reform according to Article 7.3, Article 7.4 and other provisions of the Rules Governing the Listing of Stocks.

All directors of the Company acknowledge that they are aware of the sanction rules regarding information disclosure that fails to comply with relevant regulations and insider trading as set forth in the Criminal Law, the Securities Law, the Measures on Administration of Share Reform of Listed Companies and other regulations.

The Company hereby publishes the aforesaid information.

Sinopec Shanghai Petrochemical Company Limited

Shanghai, the PRC, 2 February 2009

As at the date of this Announcement, the executive directors of the Company are Rong Guangdao, Du

Chongjun, Han Zhihao, Li Honggen, Shi Wei and Dai Jinbao; the non-executive directors of the Company are Lei Dianwu and Xiang Hanyin; and the independent non-executive directors of the Company are Chen

Xinyuan, Sun Chiping, Jiang Zhiquan and Zhou Yunnong.

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